May 22, 2014

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Ms. Mara L. Ransom

Re:	General Finance Corporation
Registration Statement on Form S-3
Filed April 18, 2014
File No. 333-195374

Dear Ms. Ransom:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated May 22, 2014 with respect to the Registration Statement on Form S-3 filed by General Finance Corporation (the “Company”) with the SEC on April 18, 2014 (the “Form S-3”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 1 to Registration Statement on Form S-3 (the “Amendment”) reflecting the changes made in response to the Staff’s comments.  Three copies of the Amendment and a copy of the Amendment, marked to show changes since the Form S-3, are enclosed for your convenience.

Staff Comments and Company Responses

General

1.
General Instruction I.B.1 of Form S-3 requires that a registrant conducting a primary offering have an aggregate market value of voting and non-voting common equity held by non-affiliates of $75 million or more. Please provide us with your calculations showing how you have satisfied this requirement as of a date within 60 days of the date of filing of your registration statement.

The Company respectfully advises that in response to the May 9, 2014 comments of the Staff, the Company has enclosed the Company's calculations showing how the Company has an aggregate market value of voting and non-voting common equity held by non-affiliates of $75 million or more as of a close within 60 days of the date of filing the Form S-3 Registration Statement.

2.
To the extent you wish to incorporate by reference any Exchange Act reports filed during the period prior to the effectiveness of this registration statement, you should revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. Please see Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05, available on our website, www.sec.gov. In addition, please revise your disclosure to state that all such documents filed after the date of the prospectus and prior to the termination of the offering are deemed incorporated by reference. Please see Item 12(b) of Form S-3. Furthermore, we note your incorporation by reference of the current report on Form 8-K filed September 10, 2013. However, two current reports were filed on that date. Please clarify which report you are incorporating by reference, or whether you are incorporating by reference both reports.

           The Company respectfully advises that in response to the May 9, 2014 comments of the Staff, the Company will revise the "Incorporation by Reference" section of the registration statement to state that any applicable filings made after the date of the initial registration statement and prior to the effectiveness of this registration statement will be deemed incorporated by reference. The Company will revise its disclosure to state that any Exchange Act reports filed after the date of the prospectus and prior to the termination of the offering are deemed incorporated by reference. The Company will also revise its disclosure to state that both of the Current Reports on Form 8-K filed on September 10, 2013 are incorporated by reference.

Item 17. Undertakings, page II-3

3.	Please revise your registration statement to include the undertaking required by Item 512(j) of Regulation S-K.

The Company respectfully advises that in response to the May 9, 2014 comments of the Staff, the Company revised the registration statement to include the undertaking required by Item 512(j) of Regulation S-K.

In responding to the Staff’s comment, the Company acknowledges that:

•	the Company and its management are responsible for the accuracy and adequacy of the disclosures in the filings;

•
Staff comments to the registration statement, changes to disclosure in response to the Staff comments and the Commission or the Staff declaring the registration statement effective do not foreclose the Commission from taking any action with respect to the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

/s/ Christopher A. Wilson
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation